CHINA GENGSHENG MINERALS, INC.

(FORMERLY POINT ACQUISITION CORPORATION)

No. 88 Gengsheng Road,
Dayugou Town, Gongyi, Henan,
People’s Republic of China 45127

August 24, 2007

By EDGAR Transmission and by Hand Delivery

Jennifer Hardy

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

Re:

Point Acquisition Corporation
Registration Statement on Form S-1
Filed May 12, 2007
File No. 333-134053

Dear Ms. Hardy:

On behalf of China GengSheng Minerals, Inc. (“CGM” or the “Company”) (formerly, Point Acquisition Corporation), we hereby submit this Amendment (the “Amendment”) to our Registration Statement on Form S-1 (the “Registration Statement”) in response to the general comments of the staff (the "Staff") of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 11, 2007, with respect to the Registration Statement.

We understand and agree that:

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CGM is responsible for the adequacy and accuracy of the disclosures in the filings.

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The Commission’s comments or changes to disclosures in response to CGM’s comments do not foreclose the Commission from taking any action on the filings.

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CGM may not assert the Commission’s comments as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

Jennifer Hardy

August 24, 2007

General

1.

Please update the financial statements based on interim data through March 31, 2007 in accordance with Rule 3-12 of Regulation S-X.

Response:

We note your comment and the Amendment includes the consolidated financial statements of Powersmart Holdings, Ltd. (“Powersmart”), as of and at June 30, 2007.  We have also disclosed in the Amendment and advise the staff that Powersmart has changed its name to Gengsheng International Corporation, effective as of June 6, 2007.

Prospectus Summary, page 5

2.

Please clarify whether you had any operations and/or revenue from operations prior to your reverse acquisition.

Response:

The Amendment clarifies that prior to our reverse acquisition by Powersmart, the Company did not have any operations or accounts receivable, cash or revenues from operations.  Rather, the Company was a blank check company and our Management was searching for and evaluating potential business opportunities for our acquisition or participation.

Risk Factors, page 9

3.

Please include a risk factor discussing that you are a development stage company, first produced your fracture proppant products in 2006 and that none have been sold.

Response:

Although we first produced fracture proppant products in December 2006, through our direct, wholly-owned BVI subsidiary, Smarthigh Holdings Limited, and its direct and wholly-owned Chinese subsidiary, ZhengZhou Duesail Fracture Proppant Co. Ltd., we are not a development stage company. We continue to manufacture and produce monolithic refractory products and industrial ceramic products through our wholly-owned Chinese subsidiary Henan Gengsheng Refractories Co., Ltd. and its direct majority-owned subsidiary, Henan Gengsheng High-Temperature Materials Co., Ltd.  However, we have updated our risk factors to disclose the following risk in connection with our new fracture proppant product line.

We have not earned significant revenues on our new fracture proppant products and we cannot guarantee that we will earn additional revenues on this product line in the future or that it will ultimately be profitable.

We first produced fracture proppant products in December 2006, and at June 30, 2007, we had only earned $100,000 in revenues from sales of our fracture proppant products.   We are expecting to see an increase in our total revenues for the initial sales of fracture proppant products in 2007, but the likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the marketing of new products.  There can be no assurance that we will be able to market additional fracture proppant products in the future, that future revenues from such sales will be significant, that any sales will be profitable or that we will have sufficient funds available to continue the manufacturing and marketing of these products.  However, we do not expect our other operations to be materially affected by our failure to successfully market our new fracture proppant products.

Jennifer Hardy

August 24, 2007

Our customers, especially the steel producers, have ever increasing demand for new products, so to compete successfully..., page 10

4.

Please disclose whether you have been negatively impacted by the facts discussed in this risk factor. Please review the remainder of your risk factors and revise or delete as appropriate in order to make each risk factor currently material.

Response:

None of the facts or circumstances described in the risk factors included in the Registration Statement, including the referenced risk factor, have currently materially impacted our business or operations.  However, we believe that each of these risks factors describes a risk that we face with respect to our business and operations, and that the facts, circumstances and uncertainties described in these risk factors could, under the circumstances therein described, materially and adversely affect our operations and financial condition.  We have further reviewed our risk factor disclosures in our Amendment and have made several revisions, including the revisions described in Responses 3 through 7 to the Staff’s comments herein, to clarify the risks to our business and operations described therein.

We might fail to adequately protect our intellectual property..., page 12

5.

Please disclose with more specificity the risks posed here.  For instance, please disclose whether you have been or are in any intellectual property disputes and describe the impact an adverse outcome has had or would have on you.  Additionally, please disclose when your patents are to expire.

Response:

We have clarified the intellectual property risk factor in the Amendment as set forth below.  We have not been involved in any intellectual property disputes in the past and we are not currently involved in any intellectual property disputes. However, the risk to our business if we become involved in such disputes is material due to both the importance to our business of our intellectual property, and the uncertainty we face in the PRC in protecting and defending our rights to such property.  As a result, the difficulties we may face in obtaining swift and equitable enforcement in connection with any breach of our patents, particularly in the PRC, increases our business risk as described below.

If we are not able to adequately secure and protect our patent, trademark and other proprietary rights our business may be materially affected.

We hold patents for (a) integral casting technology for mixer furnaces (which expires on December 29, 2020), (b) a ceramic pressurizing double flashboard and brake valve (which expires on January 24, 2015), (c) a straight burning gas regeneration kiln (which expires on May 23, 2015) and (d) a pump-used ceramic post stopper (which expires on March 8, 2016).  We also rely on non-disclosure agreements and other confidentiality procedures to protect our intellectual property rights in various jurisdictions.  These technologies are very important to our business and it may be possible for unauthorized third parties to copy or reverse engineer our products, or otherwise obtain and use information that we regard as proprietary.  Furthermore, third parties could challenge the scope or enforceability of our patents.  In certain foreign countries, including China where we operate, the laws do not protect our proprietary rights to the same extent as the laws of the United States. Decided court cases in China’s civil law system do not have binding legal effect on future decisions and even where adequate law exists in China, enforcement based on existing law may be uncertain and sporadic and it may be difficult to obtain enforcement of a judgment by a court of another jurisdiction.  In addition, the relative inexperience of China's judiciary in many cases creates additional uncertainty as to the outcome of any litigation, and interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes.  Any misappropriation of our intellectual property could have a material adverse effect on our business and results of operations, and we cannot assure you that the measures we take to protect our proprietary rights are adequate.

Jennifer Hardy

August 24, 2007

We depend heavily on key personnel..., page 13

6.

This risk factor appears to be generic in nature and equally applicable to all businesses. For instance, since all companies rely on their key personnel, clearly explain how this specific risk applies to your company. Are any of the key people planning to retire or nearing retirement age or do you lack employment contracts with these individuals?

Response:

We have clarified the key personnel risk factor in the Amendment as set forth below:

We depend heavily on key personnel, and turnover of key employees and senior management could harm our business.

Our future business and results of operations depend in significant part upon the continued contributions of our key technical and senior management personnel.  These key personnel include Shunqing Zhang, our President and CEO; Bo Hu, President of ZhengZhou Duesail Fracture Proppant Co. Ltd.;  Zhenyong Bi, Manager of Henan Gengsheng Refractories Co., Ltd.;  and Hongfeng Jin, our Interim Chief Financial Officer and Interim Corporate Secretary.  We have employment contracts with all of these individuals.  Although none of our key people are planning to retire or nearing retirement age, if we lose any one of them due to any unforeseeable event or if any one of them should fail to perform in his current position, and if we are not able to find another person with similar skills and experience as a replacement in a timely fashion, our business could suffer.  Significant turnover in our senior management also could significantly deplete the institutional knowledge held by our existing senior management team.  We depend on the skills and abilities of these key employees in managing the manufacturing, technical, marketing and sales aspects of our business, any part of which could be harmed by turnover in the future.

Changes in China’s political or economic..., page 14

7.

Please briefly disclose the impact, if any, the facts discussed have had on your business.

Response:

We have updated our risk factor regarding the impact of changes in China’s political and economic reforms to expressly state that to date, no economic reforms adopted by the Chinese government or any change in our legal systems have adversely affected our operations and profitability.   However, recent implementation guidelines adopted by the PRC State Administration of Foreign Exchange, or SAFE, regarding the regulatory treatment of foreign investment in China has required us to update two of our risk factors as follows:

Jennifer Hardy

August 24, 2007

Failure to comply with PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident stockholders to personal liability, limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us or otherwise materially adversely affect us.

In October 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued the Notice on Relevant Issues in the Foreign Exchange Control over Financing and Return Investment Through Special Purpose Companies by Residents Inside China, generally referred to as Circular 75, which required PRC residents to register with the competent local SAFE branch before establishing or acquiring control over an offshore special purpose company, or SPV, for the purpose of engaging in an equity financing outside of China on the strength of domestic PRC assets originally held by those residents. Internal implementing guidelines issued by SAFE, which became public in June 2007 (known as Notice 106), expanded the reach of Circular 75 by (i) purporting to cover the establishment or acquisition of control by PRC residents of offshore entities which merely acquire “control” over domestic companies or assets, even in the absence of legal ownership; (ii) adding requirements relating to the source of the PRC resident’s funds used to establish or acquire the offshore entity; (iii) covering the use of existing offshore entities for offshore financings; (iv) purporting to cover situations in which an offshore SPV establishes a new subsidiary in China or acquires an unrelated company or unrelated assets in China; and (v) making the domestic affiliate of the SPV responsible for the accuracy of certain documents which must be filed in connection with any such registration, notably, the business plan which describes the overseas financing and the use of proceeds. Amendments to registrations made under Circular 75 are required in connection with any increase or decrease of capital, transfer of shares, mergers and acquisitions, equity investment or creation of any security interest in any assets located in China to guarantee offshore obligations, and Notice 106 makes the offshore SPV jointly responsible for these filings. In the case of an SPV which was established, and which acquired a related domestic company or assets, before the implementation date of Circular 75, a retroactive SAFE registration was required to have been completed before March 31, 2006; this date was subsequently extended indefinitely by Notice 106, which also required that the registrant establish that all foreign exchange transactions undertaken by the SPV and its affiliates were in compliance with applicable laws and regulations. Failure to comply with the requirements of Circular 75, as applied by SAFE in accordance with Notice 106, may result in fines and other penalties under PRC laws for evasion of applicable foreign exchange restrictions. Any such failure could also result in the SPV’s affiliates being impeded or prevented from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the SPV, or from engaging in other transfers of funds into or out of China.

We believe our stockholders who are PRC residents as defined in Circular 75 have registered with the relevant branch of SAFE, as currently required, in connection with their equity interests in us and our acquisitions of equity interests in our PRC subsidiaries. However, we cannot provide any assurances that their existing registrations have fully complied with, and they have made all necessary amendments to their registration to fully comply with, all applicable registrations or approvals required by Circular 75.  Moreover, because of uncertainty over how Circular 75 will be interpreted and implemented, and how or whether SAFE will apply it to us, we cannot predict how it will affect our business operations or future strategies.  For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with Circular 75 by our PRC resident beneficial holders.  In addition, such PRC residents may not always be able to complete the necessary registration procedures required by Circular 75.  We also have little control over either our present or prospective direct or indirect stockholders or the outcome of such registration procedures.  A failure by our PRC resident beneficial holders or future PRC resident stockholders to comply with Circular 75, if SAFE requires it, could subject these PRC resident beneficial holders to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Jennifer Hardy

August 24, 2007

If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency, determines that CSRC approval is required in connection with this offering, this offering may be delayed or cancelled, or we may become subject to penalties.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006. This new regulation, among other things, has certain provisions that require SPVs formed for the purpose of acquiring PRC domestic companies and controlled by PRC individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock market.  However, the new regulation does not expressly provide that approval from the CSRC is required for the offshore listing of a SPV which acquires, directly or indirectly, equity interest or shares of domestic PRC entities held by domestic companies or individuals by cash payment, nor does it expressly provide that approval from CSRC is not required for the offshore listing of a SPV which has fully completed its acquisition of equity interest of domestic PRC equity prior to September 8, 2006.  On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval.  It is not clear whether the provisions in the new regulation regarding the offshore listing and trading of the securities of a SPV applies to an offshore company such as us which has acquired the equity interest of PRC domestic entities in cash and has completed the acquisition of the equity interest of PRC domestic entities prior to the effective date of the new regulation.  Since the new regulation has only recently been adopted, there remains some uncertainty as to how this regulation will be interpreted or implemented. If the CSRC or another PRC regulatory agency subsequently determines that the CSRC’s approval is required for this offering, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, restrict or prohibit payment or remittance of dividends to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to delay or cancel this offering before settlement and delivery of the shares being offered by us.

Selling Stockholders, page 18

8.

Please disclose the natural person that has investment control over the shares being sold by Ultra DTD, LLC.

Response:

We have revised the Selling Stockholders disclosure in the Amendment to reflect that Donna Dodson, an individual, has sole voting power and investment control over the shares of our common stock held by Ultra DTD, LLC.

Jennifer Hardy

August 24, 2007

Description of Business, page 27

Our History, page 27

9.

We note that you are under the contractual obligation to register shares of your common stock as well as shares of common stock issuable upon exercise of the warrants issued to the placement agent and its designee in connection with the April 25, 2007 private placement. Please disclose whether these shares are included in the shares being registered in this resale offering.

Response:

The Amendment clarifies that the shares of common stock issuable upon exercise of the warrants issued to the placement agent and its designee in connection with the private placement are included in the shares being registered for resale.

Business Review, page 28

10.

We note from your disclosure on page 34 that most of your sales are to customers in China. Please briefly disclose the percentage breakdown that each of the regions discussed here represent of your overall business.

Response:

We have clarified our disclosure in the Amendment to reflect the following percentage breakdown for our regional sales in China as of December 31, 2006:

Region	Proportion
East China	39.2%
North China	22.5%
Northeastern China	12.2%
Central China	10.3%
Southwestern China	9.8%
Northwestern China	3.9%
South China	2.1%

Overview of Refractory Products and the Refractory Product Industry, page 29

11.

Please disclose whether the information on the websites you discuss is being incorporated to your prospectus.

Response:

We have noted on page 6 of the Amendment that in the prospectus, we are relying on and we refer to information and statistics regarding the steel and refractories industries that we have obtained from, among other sources:

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The Association of China Refractories Industry;

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The National Statistics Bureau of China;

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China International Capital Corporation;

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www.nhcl.com.cn, a Chinese government website dedicated to the refractories industry; and

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Research reports/technical papers published by Almatis.

Jennifer Hardy

August 24, 2007

However, we note that this information is publicly available for free and has not been specifically prepared for us for use in this prospectus or otherwise and is not being incorporated by reference into the prospectus. Although we believe that this information is generally reliable, we cannot guarantee, nor have we independently verified, the accuracy and completeness of this information.

Competitive Strengths, page 32

12.

Please disclose the basis for your statement that you posses a leading market position in the monolithic refractory marketplace.

Response:

We have revised our disclosure in the Amendment to characterize our market position as “strong” rather than “leading.”  We base our determination of our market position on our sales of monolithic refractories during fiscal 2006, which were RMB204 million (or approximately, $26.4 million) as compared to our calculation of the approximate total sales of monolithic refractories in China.  According to a Chinese steel industry publication, available at http://zgnx.fm086.com/xh/newsmore.asp?id+205, during 2006, total national sales of refractories were at RMB79,3 billion (or approximately, $10.5 billion), 65% of which were from refractories applied in steel making,  of which 35-40% are monolithic refractories.  Based on our sales of during 2006 we believe that our market share for monolithic refractories applied in steel making is approximately 1.2%.  Our industry is highly competitive and consists of more than 1,500 manufacturers (see our response to Comment 15 below), so we believe that a market share of approximately 1.2% is significant and places us in a strong competitive position in the monolithic refractory marketplace, relative to our competition.

13.

If material, disclose the estimated amount of money spent on research and development in each of the last three fiscal years.  Please refer to Item 101(c)(xi) of Regulation S-K.

Response:

The Amendment reflects that we have spent approximately, $11,596, $14,214 and $10,752 on Company-sponsored research and development activities in fiscal years 2006, 2005 and 2004, respectively. The expenses on research and development include salary, cost of materials, depreciation and amortization, utilities and other expenses.  We have not spent any money on customer-sponsored research and development activities.

14.

Please discuss whether and the extent to which you are dependent on one or a few customers. Please refer to Item 101(c)(vii) of Regulation S-K.

Response:

We have revised our disclosures to reflect that during each of fiscal years 2006, 2005 and 2004, we had only one customer representing 10% or more of the company’s consolidated sales. In 2004, only Shijiazhuang Steel & Iron Co., Ltd., or Shijiazhuang Steel, accounted for 10% or more of our sales.  Our sales to Shijiazhuang Steel amounted to $2,277,096, or 12% of our total sales in that period.  In 2005, only Rizhao Steel Co., Ltd., or Rizhao Steel, accounted for 10% or more of our sales.  Our sales to Rizhao Steel amounted to $3,365,143, or 15.2% of our sales in 2005.  Rizhao Steel was also the only customer who accounted for 10% or more of our sales in 2006.  Our sales to Rizhao Steel accounted for 16.6%, or $4,553,646 of our revenues for 2006.

Jennifer Hardy

August 24, 2007

Our Competition, page 33

15.

We note your statement that your industry contains over 1,500 manufacturers and is highly fragmented. To the extent possible, disclose your competitive condition in each of your product segments. Also, disclose whether and the extent to which any of your major competitors are dominant in a segment or industry. Please refer to Item l01(c)(x) of Regulation S-K.

Response:

We note your comment and the Amendment reflects the following disclosures regarding our competitive condition in each of our product segments:

We face competitive advantages and disadvantages in the market for monolithic refractories, industrial ceramics, and fracture proppant, our three product segments.

Monolithic Refractories and Industrial Ceramics

Through our wholly-owned Chinese subsidiary Henan Gengsheng Refractories Co. Ltd. and its direct majority-owned Chinese subsidiary, Henan Gengsheng High-Temperature Materials Co. Ltd., we manufacture monolithic refractory products and industrial ceramic products in China.  We are well positioned to compete in the monolithic refractories segment and the industrial ceramics segment, because of our long-standing business relationships with the major steel companies, the quality and diversity of our products and our price differential.  Major steel companies purchase our mixers and furnaces. In particular, we have sold more than 400 of our furnaces throughout China, which accounts for 60% of sales during 2006, and in 2004 our line of furnace products won awards in Henan. In addition, our patented integral casting technology for mixer furnaces has been licensed by more than twenty steel plants since 2000.  Furthermore, we recently took the lead in developing small and medium-sized aluminum-magnesium spinel castables which were recognized in May 1995 by the Henan Science and Technology Committee  as “key new products” of the State.  We have distinguished ourselves through our excellent customer service team that provides a full-range monolithic refractory services, including refractory construction and on-site maintenance and technical support.  Our national registered laboratory with its excellent research team is available to meet our customer’s diverse product requirements in a timely manner based on the differences of construction sites.  Although we have some large competitors, our products are still largely sold due to our more efficient operations, our price differential and our quality of service. We have also made ourselves more competitive through competitive pricing.  We are able to keep our prices lower than those of our competitors because we have contracted a supplier who provides high quality products at relatively lower prices. As a result of the foregoing factors, we are in a more advantageous position than our major competitors Puyang Refractories, Beijing liEr and Wuhan Ruisheng who all offer less service and product choices but with similar prices to ours. We are confident that we will continue to be competitive because, when compared to our competitors we provide our customers with more diverse products, more comprehensive maintenance services and better prices.

Jennifer Hardy

August 24, 2007

Fracture Proppant

Our fracture proppant product segment is in its development stage so we are not as strong competitively as we are in our other product segments. We first produced fracture proppant products in December 2006, through our direct, wholly-owned BVI subsidiary, Smarthigh Holdings Limited, and its direct and wholly-owned Chinese subsidiary, ZhengZhou Duesail Fracture Proppant Co. Ltd.  Our ability to succeed in this segment must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the development and marketing of new products as well as the competition from well established manufacturers. Our main competitors for the production of fracture proppants are Carbo Ceramics Inc. and Saint-Gobain Proppants (Guanghan) Co., Ltd..  Carbo Ceramics, Inc. is our strongest competitor with approximately 5% of the domestic market share and 40% of the international market share in this segment.  In spite of these market conditions we have strong expectations regarding our ability to succeed in the production and marketing of fracture proppant products. As soon as our fracture proppant product passed the testing conducted by the China Petroleum and Chemical Industry Association (CPCIA), we joined the association and immediately began to identify our target customers.  So far, we have signed purchasing contracts with Shengli Oilfield and Zhanjiang Oilfield and we are in negotiations with other target customers.  In addition, we have received positive feedback regarding our products from potential customers. As a result of our successful marketing of our fracture proppant products to target customers, this product segment contributed approximately $100,000 in sales revenue during the first six months of 2007.  Our management believes that the fracture proppant segment be responsible for approximately 15% of our total sales for fiscal year 2007, which we project to approximately RMB40 million (or approximately $5.3 million). our management believes that the fracture proppant segment be responsible for approximately 15% of our total sales for fiscal year 2007, which we project to approximately RMB40 million (or approximately $5.3 million).

Our Suppliers of Raw Material, page 35

16.

Please discuss the extent to which you are able to pass on materials’ price increases to your customers.

Response:

We have updated our disclosure to reflect that we attempt to pass on approximately 50% of the price increase in the cost of our materials to our customers if and when we experience a raw material price increase. However, in some instances we may be required to deliver a large volume of quality products and services to customers at a reasonable cost to those customers and may not be able to pass the entire 50% price increase on to our customers.

Management’s Discussion and Analysis and Results of Operations, page 40

Results of Operations, page 42

17.

Please discuss in greater detail the factors that led to material changes from period to period in your financial statement line items. For example, we note the increase in sales revenues in year-end 2006 versus year-end 2005. Please disclose the factors which led to strong increase in contract maintenance sales and sales of shaped refractory products, describe your “contract maintenance” business, the factors comprising your cost of sales, change in gross profits, and general and administrative expenses. Please revise for each period and line item discussed here and in the Liquidity and Capital Resources section. In addition, where there is more than one reason for a change between periods, please quantify the extent to which each reason contributed to the overall change in the line item.

Response:

We note your comments and we have updated our disclosures in the Amendment to show in greater detail the factors that led to the material changes in our financial statement line items from period to period and, where there is more than one reason, we have quantified the extent to which each reason contributed to the overall change in the line item.   We have also disclosed the factors which led to strong increase in contract maintenance sales and sales of shaped refractory products and described our “contract maintenance” business, the factors comprising our cost of sales, change in gross profits, and general and administrative expenses.

Jennifer Hardy

August 24, 2007

18.

Please enhance your management’s discussion and analysis disclosures by quantifying the amount of increases or decreases in general and administrative expenses, amortization and depreciation expense, recovery of provision for bad debts and selling expenses and include an explanation of the underlying reasons for the changes. Please refer to Item 303 of Regulation S-K.

Response:

We note your comments and we have updated our disclosures in the Amendment to quantify the amount of increases or decreases in general and administrative expenses, amortization and depreciation expense, recovery of provision for bad debts and selling expenses and to include an explanation of the underlying reasons for the changes.

19.

Please discuss and analyze your results for each reportable segment. Your disclosures for each segment should quantify the reasons for significant changes in sales revenues, cost of sales and gross profit in terms of the amount of increase or decrease due to prices, volume, foreign currency, and other factors. Please include explanation of the underlying reasons for significant changes. Please also quantify the amount of increases or decreases in expenses for each segment and include an explanation of the underlying reasons for the changes. Please refer to Item 303 of Regulation S-K.

Response:

Our products may be categorized in three product lines, based on the type of products which we manufacture and sell, specifically: monolithic refractories based on specific mixture formulas, industrial ceramics, and fracture proppants. We account for these product lines on a segment basis in our financial statements only for purposes of our own internal accounting controls and business assessments.  Since our largest product line, monolithic refractories, has been responsible for approximately 97%, 98% and 98% of our total revenue in 2006, 2005 and 2004, respectively, we do not believe that disclosure or financial reporting on a segment basis would be appropriate or would facilitate an understanding of our business to separately analyze our results for each of these product lines.  However, in response to the Staff’s comments we have added the following disclosure to the Amendment:

Product Line Information

Monolithic Refractories

Revenues - For the six-month period ended June 30, 2007, our sales revenue from our monolithic refractories product line was $17,231,443, compared to $11,377,570, for the six month period ending June 30, 2006.  This increase of $5,853,873, or 51.4%, in our sales revenue from monolithic refractories is primarily attributable to an increase in sales to new customers and greater sales to existing customers, whose increases in production volume generated greater demand for our products.  For fiscal years 2006, 2005 and 2004, our monolithic refractories product line accounted for $26,641,013, $21,682,855 and $18,562,738 in revenues, respectively, which represents approximately 97%, 98% and 98% of our revenues for such periods.  Our revenues increased in 2006 due to more orders for shaped refractory products, which we do not produce ourselves but instead order from third parties and resell to fulfill our customers' demands.  Our revenue increase in 2005 was mainly attributable to our acquiring new customers, including Nanchang Steel & Iron Co., Ltd., Zibo Hongda Steel & Iron Co., Ltd., and Jiexiu Xintai Steel & Iron Co, and increased orders from Rizhao Steel & Iron Holdings Group, one of our top customers.

Jennifer Hardy

August 24, 2007

Cost of Sales - The cost of sales for our monolithic refractory products increased by $3,538,319, or 50.8%, to $10,500,300 for the period ended June 30, 2007, from $6,961,981 for the period ended June 30, 2006.  For the fiscal year 2006, the cost of sales for these products increased by $3,416,744, or 27%, to $16,073,535, from $12,656,791 in 2005; and for fiscal year 2005, the cost of sales increased by $540,522, or 4.5%, to $12,656,791, from $12,116,269 in 2004.  As a percentage of net revenues, the cost of sales for our monolithic refractory products was 60.9% and 61.2% for the six-month periods ended June 30, 2007 and 2006, respectively. As percentage of net revenues, our cost of sales for our monolithic refractory products increased to 60.3% in 2006, from 58.4% in 2005; and to 58.4% in 2005, from 65.3% in 2004.  The dollar increase in cost of sales for our monolithic refractory products from period to period is mainly attributable to and correlates to the increase in the volume of sales for our products.

Gross Profit.  The gross profit for our monolithic refractory products increased by $2,315,554, or 52.4%, to $6,731,143 for the period ended June 30, 2007, from $4,415,589 for the period ended June 30, 2006.  For the fiscal year 2006, the gross profit for these products increased by $1,541,414, or 17.1%, to $10,567,478, from $9,026,064 in 2005; and for fiscal year 2005, the gross profit increased  by $2,579,595, or 40%, to $9,026,064, from $6,446,469 in 2004.  As a percentage of net revenues, the gross profit from sales of our monolithic refractory products was 39.1% and 38.8% for the six-month periods ended June 30, 2007 and 2006, respectively. As percentage of net revenues, the gross profit on sales of our monolithic refractory products decreased to 39.7% in 2006, from 41.6% in 2005; and to 41.6% in 2005, from 34.7% in 2004.  The dollar increase in gross profit from sales of monolithic refractory products was mainly due to the increase in our sales revenue from period to period. Gross profit as percentage of total revenue from monolithic refractory products decreased in 2006 mainly due to a decrease in sales of high profit margin products, despite the increase in sales of low profit margin products such as pre-cast roofs.  Gross profit as percentage of total revenue from monolithic refractory products increased in 2005 mainly due to an increase in sales of warrant-provided products with higher profit margins.

Industrial Ceramics

Revenues. During the first six months of 2007, revenue generated by sales of our industrial ceramic products was $1.19 million, or 6.4% of our revenues, as compared to approximately $0.48, or 4.0%, during the same period in 2006, primarily due to the increased sale of our industrial ceramic products to new customers.  For fiscal years 2006, 2005 and 2004, our industrial ceramics product line accounted for $840,526, $501,391 and $358,879 in revenues, respectively, which represents 3%, 2% and 2% of our revenues for such periods.  Our revenues for industrial ceramics increased from period to period primarily due to the increased sale of our industrial ceramic products to new customers.

Cost of Sales - The cost of sales for our industrial ceramic products increased by $476,151, or 195.1%, to $720,153 for the period ended June 30, 2007, from $244,002 for the period ended June 30, 2006.  For the fiscal year 2006, the cost of sales for these products increased by $139,490, or 43.5%, to $460,469, from $320,979 in 2005; and for fiscal year 2005, the cost of sales increased by $82,148, or 34.4%, to $320,979, from $238,831 in 2004.  As a percentage of net revenues, the cost of sales for our industrial ceramic products was 60.7% and 50.7% for the six-month periods ended June 30, 2007 and 2006, respectively. As percentage of net revenues, our cost of sales for our industrial ceramic products increased to 54.8% in 2006, from 64% in 2005; and to 64% in 2005, from 66.6% in 2004.  The dollar increase in cost of sales for our industrial ceramic products from period to period is mainly attributable to and correlates to the increase in the volume of sales for our products.

Jennifer Hardy

August 24, 2007

Gross Profit.   The gross profit for our industrial ceramic products increased by $229,675, or 96.9%, to $466,730 for the period ended June 30, 2007, from $237,055 for the period ended June 30, 2006.  For the fiscal year 2006, the gross profit for these products increased by $199,644, or 110.7%, to $380,057, from $180,412 in 2005; and for fiscal year 2005, the gross profit increased  by $60,364, or 50.3%, to $180,412, from $120,048 in 2004.  As a percentage of net revenues, the gross profit for our industrial ceramic products was 39.3% and 49.3% for the six-month periods ended June 30, 2007 and 2006, respectively. As percentage of net revenues, the gross profit for our industrial ceramic products increased to 45.2% in 2006, from 36% in 2005; and to 36% in 2005, from 33.5% in 2004.  The dollar increase in gross profit from sales of industrial ceramics was mainly due to the increase in our sales of products from period to period.   Gross profit as a percentage of revenues from sales of industrial ceramics increased in 2005 and 2006 and for the six-month period ending June 30, 2007, mainly because of orders from new steelmaking customers and increasing orders from our old customers for increased steel production. The higher gross profit margin of our industrial ceramic products contributed to a significant increase to our gross profit.

Fracture Proppants

We first produced fracture proppant products in December 2006, and at the end of fiscal year 2006, none of our fracture proppant products had been sold.  However, our fracture proppant product line contributed approximately $100,000 in sales revenue during the first six months of 2007, primarily due to our successful marketing of our products to target customers during this period.  Our management believes that the fracture proppant segment be responsible for approximately 15% of our total sales for fiscal year 2007, which we project to approximately RMB40 million (or approximately $5.3 million).

Additional information regarding our monolithic refractories, industrial ceramics and fracture proppant product lines can be found under the heading “Our Products and Services” contained elsewhere in the prospectus.

Liquidity and Capital Resources, page 45

20.

Please disclose the material covenants on your credit facilities.

Response:

Our material contracts consist only of our short-term loan agreements.  We have updated our disclosures as follows, under the heading “Obligations Under Material Contracts,”  to reflect the material covenants included in our loan facilities:

Below is a brief summary of our payment obligations as of June 30, 2007 under material contracts to which we were a party:

On December 30, 2006, our Chinese subsidiary Henan Gengsheng Refractories Co., Ltd. entered into a loan agreement with China Agricultural Bank, Gongyi Branch, for a loan in the principal amount of $657,500 (RMB5,000,000). The interest rate for this loan is 7.344% per annum and the loan has a maturity date of December 29, 2007.  Our ability to repay the loan was guaranteed by a third-party non-affiliate company.   Under the terms of the loan agreement, if the loan is not paid in full on the maturity date, the interest rate will be increased by another 50% of the interest rate per annum until payment is made. For the term of the loan, Henan Gengsheng agreed that it will use the loan solely for raw materials, and that it will not transfer any capital, assets or equity from the company in an attempt to avoid meeting its debt obligations to the Bank. Furthermore, if the loan is used for any other purpose than to fund the purchase of raw materials, the Bank will have the right to increase the interest rate by up to 100% of the interest rate per annum. In addition, Henan Gengsheng has agreed that it will provide another guarantor of its ability to perform its obligations under the loan agreement if the current guarantor loses partial or total ability to provide guarantees relating to the loan because of production disruption, going out of business, cancellation of its state registration, revocation of its business license, bankruptcy, or other loss of business; or the value of the collateral or rights under the loan agreement has decreased.

Jennifer Hardy

August 24, 2007

On January 12, 2007, Henan Gengsheng Refractories Co., Ltd. entered into a short-term loan agreement with China Citic Bank, Zhengzhou Bank (the “Lender”) for a loan in the principal amount of $1,972,500(RMB15,000,000), for the purpose of purchasing raw materials. The interest rate for this loan is 7.34% per annum and the loan has a maturity date on July 31, 2007.  Under the terms of the loan agreement, if the loan is not paid in full on the maturity date, the interest rate will be increased by another 50% of the interest rate per annum until payment is made. Furthermore, if the loan is used for any other purpose than to fund the purchase of raw materials, the Bank will have the right to increase the interest rate by up to 100% of the interest rate per annum. For the term of the loan, Henan Gengsheng has agreed that it will not significantly change its constitution or business scope, lease or otherwise dispose of all or part of its assets or provide a guaranty to a third party that would have a material adverse effect on its financial position or its ability to perform its obligations under this loan agreement, without the written consent with the lender. Henan Gengsheng has also agreed not to sign any loan agreement that would subordinate the loan or settle other loans in a priority to the lender if such settlement would violate the legal settlement sequence in bankruptcy.

On March 13, 2007, Henan Gengsheng Refractories Co., Ltd. entered into a loan agreement with Agricultural Bank of China (the “Lender”), for a loan in the principal amount of $1,315,000 (RMB10,000,000). The interest rate for this loan is 7.34% per annum and the loan has a maturity date on March 12, 2008. Our ability to repay the loan was guaranteed by a third-party non-affiliate company. Under the terms of the loan agreement, if the loan is not paid in full on the maturity date, the interest rate will be increased by another 50% of the interest rate per annum until payment is made.  For the term of the loan, Henan Gengsheng agreed that it will use the loan solely for raw materials, and that it will not transfer any capital, assets or equity from the company in an attempt to avoid meeting its debt obligations to the Bank. Furthermore, if the loan is used for any other purpose than to fund the purchase of raw materials, the Bank will have the right to increase the interest rate by up to 100% of the interest rate per annum.  In addition, Henan Gengsheng has agreed that it will provide another guarantor of its ability to perform its obligations under the loan agreement if the current guarantor loses partial or total ability to provide guarantees relating to the loan because of production disruption, going out of business, cancellation of its state registration, revocation of its business license, bankruptcy, or other loss of business; or the value of the collateral or rights under the loan agreement has decreased.

21.

You disclosed that you had no long-term debt and that your debt to equity ratio was zero in 2006. However, you had short-term secured debt and short-term non-interest bearing debt. Given that debt to equity ratios are typically computed based on long-term and short-term sources of financing please revise your disclosure that your debt to equity ratio was zero.

We have updated our disclosures in the Amendment to reflect that as of June 30, 2007, our debt to equity ratio was 0.17.

Jennifer Hardy

August 24, 2007

Seasonality of our sales, page 50

22.

Briefly state the reasons for the seasonal decrease in customer demand for your products.

Response:

We have clarified our disclosures in the Amendment to reflect that customer demand for refractories products generally decreases the fourth quarter of each calendar year because it is not advisable to construct and repair industrial furnaces in a low temperature environment.

Compensation Discussion and Analysis, page 56

23.

The emphasis of your Compensation Discussion and Analysis should be an analysis of the elements and levels of compensation paid to the named executive officers. Throughout your Compensation Discussion and Analysis and as to each compensation element, you should provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation. Specifically, we note no discussion of base salary determination. Please provide sufficient quantitative and qualitative analysis of the factors Mr. Zhang considered in making base salary determinations. Your disclosure should include a reasonably detailed discussion of significant factors, e.g., the extent to which compensation compares to that of other companies, achievement of business objectives, individual performance, and other internal and external factors, in ultimately approving particular pieces of compensation for each of the named executive officers and why Mr. Zhang believes that the amounts paid to each named executive officer are appropriate in light of the various items that were considered. The Compensation Discussion and Analysis should explain and place in context how each element of compensation was considered, how particular payout levels were determined.

Response:

We note your comment and have revised our Compensation Discussion and Analysis disclosures to provide more quantitative and qualitative analysis regarding our executive compensation.

24.

Please supplementally confirm that you have complied with Item 402(c)(2)(ix)(A) of Regulation S-K regarding perquisites.

Response:

We note your comment and have revised our disclosures in the Amendment to expressly state that we do not issue perquisites or other personal benefits, or property of more than $10,000 to our executive officers or directors.

Jennifer Hardy

August 24, 2007

Financial Statements

General

25.

You disclosed on page 57 that you provide certain retirement benefits to all employees based on the number of years of service. Please disclose your accounting policies for this plan, including when you recognize liabilities associated with your obligations under this plan. Please refer to SFAS 87 and SFAS 132 (R).

Response:

We have amended our disclosures to reflect that we do not have an official retirement benefit plan.  However, our employees in China participate in a state pension scheme and social insurance programs organized by Chinese municipal and provincial governments which covers pensions, unemployment and injury insurance.  We are required to contribute to the scheme at a rate of 20% of the average monthly salary for employee pensions, 2% of the average monthly salary for the state unemployment fund and 1% of the monthly average salary for injury insurance.  Our compensation expenses related to this scheme was $150,595, $87,483 and $43,902 for the years ended December 31, 2006, 2005 and 2004, respectively.

Consolidated Statements of Operations. page F-4

26.

You described maintenance service capabilities as a competitive strength on page 32 and disclosed that maintenance services are part of your growth strategy on page 33. If sales from maintenance services represent more than 10% of sales, please separately state these sales and cost of sales in the Consolidated Statements of Earnings in accordance with Rule 5-03(b)(1) and (2) of Regulation S-X.

Response:

We do not separately state these sales and cost of sales in the Consolidated Statements of Earnings in accordance with Rule 5-03(b)(1) and (2) of Regulation S-X because we do not separately provide maintenance services.  On page 32 and 33 of the Amendment, we disclose that maintenance services are one of our competitive strengths and is a part of our growth strategy because our customers select our monolithic refractory products and industrial ceramic products in order to access our the excellent maintenance services that we provide in connection with such products. Our customers cannot independently maintain these products due to lack of maintenance expertise, and if they purchase these products from other manufacturers, they would often need to separately provide for maintenance services.  As a result, customers are more attracted by our products because we automatically provide maintenance services for a specified period in connection with the sale of our monolithic refractory products and our industrial ceramic products.

27.

Please disclose the income statement line item used to record exchange gains and losses on foreign currency transactions and, if material, the amount of such gains/losses. Please refer to paragraph 30 of SFAS 52.

Response:

We note your comment and we have disclosed that our exchange gains (losses) on foreign currency transactions are ($37,611), ($23,256) and $1,545 for the three years ended December 31, 2006, 2005 and 2004, respectively.

Jennifer Hardy

August 24, 2007

28.

Please disclose your accounting policy for shipping and handing costs. Please refer to EITF 00-10.

Response:

EITF 00-10 permits companies to adopt a policy of including shipping and handling costs in cost of sales or other income statement line items.  Accordingly, we have revised the Amendment to reflect that it is our policy to include shipping and handling costs in our selling expenses because we incur them when selling goods to our customers.  Shipping and handling costs amounted to $1,997,330, $1,507,040 and $1,146,075 for the three years ended December 31, 2006, 2005 and 2004, respectively.

29.

Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the general and administrative expenses and selling expenses line items. In doing so please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

•

in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•

in MD&A that your gross profit margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit margin, including them instead in another line item, such as general and administrative expenses and selling expenses.

Response:

Cost of sales

Cost of sales consists primarily of material costs, inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, wages, employee compensation, depreciation and related costs,  which are directly attributable to the production of products.  Write-down of inventory to lower of cost or market is also recorded in cost of sales.

Selling expenses

Selling expenses mainly consists of advertising, commission, entertainment, salaries, shipping and handling costs and traveling expense, which are incurred during the selling activities.

General and administrative expenses

General and administrative expenses consist of rent paid, office expenses, staff welfare, consumables, labor protection and salaries and wage, which are incurred at the administrative level, and exchange difference.

We include inbound freight charges, purchasing and receiving costs, inspection costs, internal transfer costs, and the other costs of our distribution network in the purchase price of the inventory, which is a cost of sales line item, because these costs are included in the production of our products. As a result of the foregoing, we believe that our gross profit margins are comparable to those of other entities, because all of the costs related to our distribution network is included in cost of sales.

Jennifer Hardy

August 24, 2007

Consolidated Balance Sheets page F-6

30.

You disclosed advances to staff in the other receivables and prepayments line item. Advances to staff should be presented separately in the balance sheet in accordance with Rule 5.02 of Regulation S-X. Please also ensure that this revision is properly reflected in your statements of cash flows.

Response:

We have revised our Amendment to disclose advances to staff separately in our balance sheet and statements of cash flows.

Consolidated Statements of Cash Flows, page F-7

31.

On page F-30 you disclosed that $502,139 of other payables and accrued expenses relate to your current construction activities. Amounts accrued for capital expenditures that have not been paid for at year-end should be excluded from the total change in other payables and accrued expenses and presented instead as supplemental information about non-cash investing activities. Please refer to paragraphs 17.c. and 32 of SFAS 95.

Response:

We have revised our Amendment to disclose the amount of $502,139 of other payables and accrued expenses related to the current construction activities as supplemental information about non-cash investing activities

Note 11 — Know-how, page F-27

32.

You disclosed that you purchased technical know-how for cash consideration of $320,500. Please tell us, in a comprehensive manner, the following:

•

the specific technical skills acquired;

•

why you believe that this technical knowledge provides future economic value;

•

how you determined the technical know-how meets the contractual-legal criterion and/or the separability criterion of paragraph 39 of SFAS 141; and

•

how you determined that this technical know-how has an indefinite life given your risk factor disclosures regarding fierce competition and your need to continually introduce new, innovative and high performance products to successfully compete.

The highly competitive environment and short life cycle for your products appears to the inconsistent with your indefinite life assumption based on the guidance in paragraph 11 of SFAS 142. Since know-how is not a recognized intangible asset, please revise your description of this asset by referring to SFAS 141, including Exhibit A.

Response:

Our Amendment discloses that we purchased from a third party in December 2005, unpatented technology related to the manufacturing of low-cement and non-cement castable products. The technical knowledge that we purchased relates to skills required to form and cast durable low-cement and non-cement castable products, which are typically used to line furnaces for the production of steel.  This technique allows us to manufacture highly durable castable products that can last up to five years.

Jennifer Hardy

August 24, 2007

Our management periodically reviews and revises, when necessary, our estimate of the future benefit of prospective costs and expenses.  We believe that this technical knowledge has provided us with tremendous economic value due to its extension of the quality of our castable products. This technical knowledge was a breakthrough which we will be able to apply indefinitely to the development of our future products.  Since we commenced our use of this technology in February 2006, we have generated $825,000 in revenues from our castable products, which represents 3% of our total sales in 2006. As a result, we believe that we will continue to benefit from this technical knowledge in the future.

According to paragraph 39 of SFAS 141, an intangible asset needs to be recognized as an asset apart from goodwill if it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the acquired entity or from other rights and obligations.  Because we obtained the technical knowledge, pursuant to a contract signed between the Company and Chen Xiupeng, an individual, on December 28, 2005, we determined that the acquired technical knowledge meets the contractual-legal criterion of paragraph 39 of SFAS 141.

We have a short production cycle rather than a short life cycle for our products, therefore, based on the guidance in paragraph 11 of SFAS 142, we do not believe that there is inconsistency with our assumption that the technology has an indefinite life.  We will include this language in our subsequent filings and reflect that the technology is unpatented.  In addition, in our review and update of our risk factors, required by the Staff’s comments herein, we have removed the risk factor disclosure regarding the need to introduce new innovative products because they do not apply to the Company.

Note 22 — Commitments and Contingencies. page F-33

33.

You disclosed that management believes that there are no probable liabilities that will have an adverse effect on your financial position or operating results. Revise your disclosure to clarify whether you believe that the resolution of any legal proceedings will have a material adverse effect on your cash flows.

Response:

We have revised the disclosure to clarify that there is no material adverse effect on cash flows related to any legal proceedings.

 Note 23- Segment Information, page F-34

34.

Please provide the enterprise-wide product-line disclosures for each group of similar products and services as required by paragraph 37 of SFAS 131. Enterprise-wide disclosures are appropriate under paragraph 101 of SFAS 131 for all enterprises that offer a range of products and services. This disclosure should include revenues from principal groups of products and services, such as those described under Product Summary Business on pages 31 and 32.

Jennifer Hardy

August 24, 2007

Response:

We have amended the following disclosure under the Segment Information in our financial statements:

		Year ended December 31,
	2006	2005	2004
Castable, coating and dry mix materials and
low-cement and non-cement castables	$17,727,917	$16,230,373	$12,685,956
Mortar	855,154	-	-
Pre-cast roofs	8,057,942	5,452,482	5,876,782
Ceramic plates, tubes, elbows, and rollers	348,136	138,295	109,212
Ceramic cylinders and plugs	324,118	207,979	189,101
Wearable ceramic valves	168,272	155,117	60,566

Total revenue	$27,483,539	$22,184,246	$18,921,617

Shares Eligible for Future Sale, page 61

35.

We note your disclosure that 237,271 shares of your outstanding stock may be sold pursuant to Rule 144 of the Securities Act. Please note that this Division issued an interpretative letter to the NASD-Regulation which concludes that promoters or affiliates of a blank check company and their transferees would act as “underwriters” under the Securities Act of 1933 when reselling the securities of the blank check company and that we believe that those securities can be resold only through a registered offering. Rule 144 would not be available for those resale transactions despite technical compliance with the requirements of that Rule. See letter of January 21, 2000 to Ken Worm, Assistant Director, OTC Compliance Unit, NASD Regulation. Inc. Similarly, we also believe that shareholders who obtain securities directly from a blank check issuer, rather than through promoters and affiliates, cannot use Rule 144 to resell their securities, since their resale transactions would appear to be designed to distribute or redistribute securities to the public without compliance with the registration requirements of the Securities Act. Please revise your filing to disclose the Division’s position summarized above.

Response:

We have revised the Amendment to disclose that all the securities issued by us to our current stockholders, other than the shares being registered under this prospectus, were issued to shareholders at a time when we were a blank check company.  Therefore, in accordance with the guidance provided by the November 1, 1999 letter sent by Ken Worm, the Assistant Director of NASD Regulation, to Richard Wulff, the Chief of the Commission’s Office of Small Business of the Division of Corporation Finance and Mr. Wulff’s January 21, 2000 response, those shares are not eligible to be transferred in reliance on any of the exemptions in Section 4(1) of the  Securities Act.  Accordingly, these shares are not eligible to be sold pursuant to Rule 144 under the Securities Act.  Instead, they must be registered to be sold regardless of how many years that the shares remain outstanding.

Jennifer Hardy

August 24, 2007

Item 15. Recent Sales of Unregistered Securities, page II-1

36. Please disclose the exercise price of the warrants issued to Mr. Murray.

Response:

We have revised the Amendment to disclose that the warrants issued to the Placement Agent (Brean, Murray, Carret & Co., LLC) have an exercise price of $2.06.

Our Amendment responds to , in addition, we’ve moved certain sections to a more logical locations in the document.  However, no substantive changes have been made, other than those made in response to comments.

Jennifer Hardy

August 24, 2007

If you would like to discuss Registration Statement or if you would like to discuss any other matters, please contact Joseph Tiano, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

CHINA GENGSHENG MINERALS, INC.

By: /s/ Shunqing Zhang

Shunqing Zhang
President and Chief Executive Officer